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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        Greater Atlantic Financial Corp.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   391601 10 1
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                                 (CUSIP Number)

                           Katherine Calomiris Tompros
                5100 Van Ness Street, NW, Washington, D.C. 20016
                                 (202) 746-6097
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 13, 2003
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             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

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* CUSIP No. 391601 10 1

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   1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

        Katherine Calomiris Tompros

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   2.   Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) /_/

        (b) /X/  Notwithstanding the Stock Purchase Agreement described in
                 Item 6, reporting person disclaims membership in a group.

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   3.   SEC Use Only.........................................................

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   4.   Source of Funds

        PF

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   5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e) .................

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   6.   Citizenship or Place of Organization U.S.A.

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Number of           7.   Sole Voting Power
Shares
Beneficially             101,724 Shares
Owned by                 (Not including 9,167 shares of common stock subject to
Each                     the exercise of warrants and 79,747 shares of common
Reporting                stock subject to conversion of convertible preferred
Person With              securities)

                  -----  -------------------------------------------------------
                    8.   Shared Voting Power .................................

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                    9.   Sole Dispositive Power

                         101,724 Shares
                         (Not including 9,167 shares of common stock subject to the exercise of warrants and 79,747 shares of common stock subject to conversion of convertible preferred securities)
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                   10.   Shared Dispositive Power.............................

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   11.  Aggregate Amount Beneficially Owned by Each Reporting Person .........

        190,638 shares (including 9,167 shares of common stock subject to the exercise of warrants and 79,747 shares of common stock subject to conversion of convertible preferred securities)

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   12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions) /__/

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   13. Percent of Class Represented by Amount in Row (11)

       6.15%

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   14. Type of Reporting Person (See Instructions)

       IN

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ITEM 1.   Security and Issuer

The Statement relates to the Common Stock, par value $.01 per share ("Common Stock"), GREATER ATLANTIC FINANCIAL CORP. (the "Issuer") which is a corporation organized under the laws of Delaware, with its principal executive office located at 10700 Parkridge Boulevard, Reston, Virginia 20191.





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ITEM 2.   Identity and Background

This Statement is filed on behalf of Katherine Calomiris Tompros (hereinafter referred to as the "Reporting Person"), a citizen of the United States whose residence address is 5100 Van Ness Street, NW, Washington, D.C. 20016. The principal occupation of the Reporting Person is Real Estate Agent. The Reporting Person has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

ITEM 3.   Source and Amount of Funds or Other Consideration

As of the date hereof, the Reporting Person owns 101,724 shares of Common Stock and has presently exercisable warrants to purchase an additional 9,167 shares of Common Stock and, subject to the conversion of convertible preferred securities, an additional 79,747 shares of Common Stock. Of the 190,638 of the Common Stock owned by the Reporting Person, 190,438 were purchased in a private sale on March 13, 2003, and 200 shares were purchased in open market transactions on or about August 31, 1999.

The aggregate cost of the Common Stock owned by the Reporting Person as of the date hereof is approximately $1,161,725.00. Except as hereinafter indicated, the funds used by the Reporting Person to purchase the Common Stock have been, and it is expected that funds used by her to purchase additional shares of Common Stock, (See Item 4 hereof), will be personal funds of the Reporting Person.

ITEM 4.   Purpose of Transaction

The Reporting Person's acquisition of Shares of Common Stock is for the purpose of investment. Except as described herein, the Reporting Person does not have any present plan or proposal which relates to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other



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material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

The Reporting Person may acquire additional shares of Common Stock but only through purchase from time to time in the open market at prices prevailing in the market at the time of such purchases or through privately negotiated transactions at prices which may or may not be related to prices prevailing in the open market at the time of such purchases, or by a combination of open market and privately negotiated transactions and the exercise of warrants. The Reporting Person does not intend to make a tender offer for shares of Common Stock. The Reporting Person's acquisition of additional shares of Common Stock is, in all cases, subject to the availability of shares at prices deemed by her to be reasonable and consistent with prudent investment criteria and to general economic circumstances. As prices and economic factors are not expected to be static, there can be no assurances that the Reporting Person will purchase additional shares of Common Stock or that she will be purchasing shares at any given time; nor can there be any prediction regarding the number of shares of Common Stock that she will own at any given time or from time to time.

The Reporting Person reserves the right to sell or otherwise dispose of any or all the shares of Common Stock she owns at any time or from time to time, although she does not currently intend to or anticipate that she will sell any of the Common Stock owned by her.

The Reporting Person currently has no understanding or agreement with any person regarding the acquisition of the Common Stock in a privately negotiated transaction. Further, any such acquisition of Common Stock will, as set forth above, be primarily subject to price and other economic considerations and, as price and other economic factors are beyond her control, the Reporting Person cannot predict whether or when she will acquire additional Common Stock or attain any given level of investment in the Issuer.

ITEM 5.   Interest in Securities of the Issuer

          (a) As of the date hereof, the Reporting Person owns shares of Common Stock and presently exercisable warrants to purchase Common Stock, which constitutes approximately 6.15% of the 3,101,348 shares which she believes to be the total number of shares of Common Stock presently outstanding.


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          (b)  The Reporting Person has sole power to vote and dispose of the
               Common Stock owned by her.

          (c) Information with respect to all transactions in Common Stock effected by the Reporting Person during the 60-day period ended March 31, 2003, is set forth as follows:

               101,524 shares of Common Stock, shares of Convertible Preferred Stock convertible into 79,747 shares of Common Stock and Warrants for the purchase of 9,167 shares of Common Stock were purchased by the Reporting Person on March 13, 2003 at an aggregate price of $1,159,950.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person and three other purchasers of Common Stock, Convertible Preferred Stock and Warrants for the purchase of Common Stock (described as Estate Securities) from the Estate of William Calomiris have agreed that they will not sell any of the Estate Securities for a period of two years.

ITEM 7.   Material to be filed as exhibits

The Stock Purchase Agreement referred to in Item 6 is filed as an exhibit to this Schedule 13-D.
                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             March 20, 2003
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Date
             /s/ Katherine Calomiris Tompros
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Signature
             Katherine Calomiris Tompros
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Name/Title


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                                                                   EXHIBIT

                           STOCK PURCHASE AGREEMENT
                           ------------------------


     THIS STOCK PURCHASE AGREEMENT is entered into as of the 16th day of January, 2003 by and between the ESTATE OF WILLIAM CALOMIRIS (the "Seller") and CHARLES W. CALOMIRIS, GEORGE W. CALOMIRIS, JENIFER CALOMIRIS and KATHERINE CALOMIRIS TOMPROS (collectively the "Buyers" and individually the "Buyer").

     WHEREAS, the Estate is the owner of 406,095 shares of the common stock of Greater Atlantic Financial Corp., a Delaware corporation ("GAFC"), 223,224 shares of the 6.5% cumulative convertible preferred trust securities of Greater Atlantic Capital Trust I, a Delaware business trust (the "Trust") and warrants to purchase 36,667 shares of the common stock of GAFC at the price of $7.50 per share ("Estate Securities");

     WHEREAS, each Buyer desires to purchase one-fourth (1/4th) of the Estate Securities upon the terms and conditions hereinafter set forth; and

     WHEREAS, the Estate desires to sell the Estate Securities to the Buyers upon the terms and conditions hereinafter set forth.

     NOW THEREFORE, in consideration of the premises, the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto, the parties hereto agrees as follows:

      1.    Purchase Price.  The Estate hereby agrees to sell to each of the
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Buyers and each of the Buyers hereby agrees to purchase the following Estate
Securities for the following purchase prices:

            a. To Charles W. Calomiris 101,523 shares of the common stock of GAFC, 55,806 shares of the 6.5% cumulative convertible preferred trust securities of the Trust and warrants to purchase 9,166 of the common shares of GAFC, all for a purchase price of $1,159,944.

            b. To George W. Calomiris 101,524 shares of the common stock of GAFC, 55,806 shares of the 6.5% cumulative convertible preferred trust securities of the Trust and warrants to purchase 9,167 of the common shares of GAFC, all for a purchase price of $1,159,950.

            c. To Jenifer Calomiris 101,524 shares of the common stock of GAFC, 55,806 shares of the 6.5% cumulative convertible preferred trust securities of the Trust and warrants to purchase 9,167 of the common shares of GAFC, all for a purchase price of $1,159,950.


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             d.   To Katherine Calomiris Tompros 101,524 shares of the common stock of GAFC, 55,806 shares of the 6.5% cumulative convertible preferred trust securities of the Trust and warrants to purchase 9,167 of the common shares of GAFC, all for a purchase price of $1,159,950.

      2.    Payment of Purchase Price.  Each of the Buyers shall pay his or her
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respective purchase price payable hereunder by the delivery of a promissory note payable to the order of the Estate in nine (9) years, bearing interest at the rate of 3.4% per annum in the forms attached hereto as Exhibit A (the "Notes").

      3.    Restriction on Sale of Estate Securities Being Purchased.  Each of
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the Buyers hereby agrees that or she shall not sell any of the Estate Securities being purchased under this Agreement for a period of two (2) years following the closing hereunder.

      4.    Closing.  Closing of the transaction contemplated hereunder shall
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take place on February 1, 2003 at which time the Seller shall deliver to the
Buyers the Estate Securities and the Buyers shall deliver to the estate the Notes.

      5.    Miscellaneous.
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            a.    This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective heir, successors and assigns.

            b. This Agreement may be executed in one or more counterparts, including by facsimile, all of which shall be considered one and the same Agreement.

            c. This Agreement is being delivered and executed in the District of Columbia and shall be construed and enforced in accordance with the law of the District of Columbia.

                        (SIGNATURE ON THE FOLLOWING PAGE)



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      IN WITNESS WHEREOF, the parties hereto have caused this Agreement be executed as of the day and year first above written.

                           SELLER
                           ------

                           ESTATE OF WILLIAM CALOMIRIS

                           By: /s/ Mary Calomiris (SEAL)
                               ------------------
                           Mary Calomiris, Personal Representative


                           By: /s/ Katherine Calomiris Tompros (SEAL)
                               -------------------------------
                           Katherine Calomiris Tompros, Personal Representative


                           By: /s/Jenifer Calomiris (SEAL)
                               --------------------
                           Jenifer Calomiris, Personal Representative


                           By: /s/George William Calomiris (SEAL)
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                           George William Calomiris, Personal Representative


                           By: /s/Charles William Calomiris (SEAL)
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                           Charles William Calomiris, Personal Representative


                           BUYERS
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                           /s/Charles William Colomiris (SEAL)
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                           Charles William Calomiris


                           /s/George William Calomiris (SEAL)
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                           George William Calomiris


                           /s/Jenifer Calomiris (SEAL)
                              -----------------
                           Jenifer Calomiris


                           /s/Katherine Calomiris Tompros (SEAL)
                              ---------------------------
                           Katherine Calomiris Tompros





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